EXHIBIT 12

CHESAPEAKE ENERGY CORPORATION

RATIOS OF EARNINGS TO FIXED CHARGES AND COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

($ in millions)

	Year Ended December 31, 2004	Year Ended December 31, 2005	Year Ended December 31, 2006	Year Ended December 31, 2007	Year Ended December 31, 2008	Nine Months Ended September 30, 2009
EARNINGS:
Income (loss) before income taxes and Cumulative effect of accounting change	$805	$1,492	$3,241	$2,347	$991	$(8,490)
Interest expense (a)	162	223	318	375	225	191
(Gain)/loss on investment in equity investees in excess of distributed earnings	(1)	1	(3)	21	40	32
Amortization of capitalized interest	5	10	19	40	74	105
Loan cost amortization	6	9	13	16	19	19

Earnings	$977	$1,735	$3,588	$2,799	$1,349	$(8,143)

FIXED CHARGES:
Interest expense	$162	$223	$318	$375	$225	$191
Capitalized interest	36	79	179	311	586	464
Loan cost amortization	6	9	13	16	19	19

Fixed Charges	$204	$311	$510	$702	$830	$674

Preferred Stock Dividends
Preferred Dividend Requirements	$40	$42	$89	$94	$33	$18
Ratio of income before provision for taxes to net income (b)	1.56	1.57	1.63	1.62	1.64	1.60

Subtotal – Preferred Dividends	$62	$66	$145	$152	$54	$29
Combined Fixed Charges and Preferred Dividends	$266	$377	$655	$854	$884	$703
Ratio of Earnings to Fixed Charges	4.8	5.6	7.0	4.0	1.6	(12.1)
Insufficient coverage	$—	$—	$—	$—	$—	$8,817
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	3.7	4.6	5.5	3.3	1.5	(11.6)
Insufficient coverage	$—	$—	$—	$—	$—	$8,846

(a)	Excludes the effect of unrealized gains or losses on interest rate derivatives and includes amortization of bond discount.
(b)	Amounts of income before provision for taxes and of net income exclude the cumulative effect of accounting change.